Network 1 Financial Securities, Inc.

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

May 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
File No. 333-220372

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as the sole underwriter (the “Underwriter”), hereby join in the request of Hancock Jaffe Laboratories, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-220372) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s units, each unit consisting of one share of our common stock, par value $0.00001 per share, and a common stock purchase warrant to purchase one share of the Registrant’s common stock, so that the Registration Statement may be declared effective on Wednesday, May 30, 2018 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as Representatives, confirms that they are aware of their obligations under the Securities Act.

In connection with the Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise you that, between May 22, 2018 and the date hereof, 250 copies of the Registrant’s Preliminary Prospectus, dated May 22, 2018, were distributed to investors, prospective underwriters and dealers and others.

The undersigned, as Representatives, hereby advise you that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will comply, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.
Acting severally on behalf of itself and the several underwriters

By:	NETWORK 1 FINANCIAL SECURITIES, INC.
By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Managing Director